UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

__________________________

PRESTIGE BRANDS HOLDINGS, INC.

(Name of Subject Company)

__________________________

PRESTIGE BRANDS HOLDINGS, INC.

(Name of Person(s) Filing Statement)

__________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74112D101

(CUSIP Number of Class of Securities)

__________________________

Matthew M. Mannelly

President and Chief Executive Officer

90 North Broadway

Irvington, New York 10533

(914) 524-6810

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of a presentation first published, sent or given to security holders by Prestige Brands Holdings, Inc. on March 22, 2012.

March 22, 2012 Delivering Value Now and Into the Future

Note Regarding Forward - Looking Statements This presentation contains “forward - looking statements” within the meaning of the federal securities laws. “Forward - looking statements” generally can be identified by the use of forward - looking terminology such as “assumptions,” “target,” “guidance,” “outlook,” “plans,” “projection,” “may,” “will,” “would,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “potential,” or “continue” (or the negative or other derivatives of each of these terms) or similar terminology. Forward - looking statements in this presentation include, without limitation, statements regarding a possible transaction involving the Company and our estimated results for the fourth quarter and the next fiscal year. These statements are based on management’s estimates and assumptions with respect to future events and are believed to be reasonable, although they are inherently uncertain and difficult to predict. Actual results could differ materially from those expected as a result of a variety of factors. A discussion of factors that could cause results to vary is included in the Company’s Annual Report on Form 10 - K and other periodic reports filed with the Securities and Exchange Commission (the “SEC”). 2

Additional Information This presentation does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of the Company has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D - 9 with the SEC within 10 business days from the date of commencement of such tender offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations . The Company intends to file with the SEC and mail to its stockholders a proxy statement in connection with its 2012 Annual Meeting of Stockholders. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations. 3

Certain Information Regarding Participants The Company, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with its 2012 Annual Meeting of Stockholders. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10 - K for the fiscal year ended March 31, 2011, which was filed with the SEC on May 13, 2011, and its proxy statement for the 2011 Annual Meeting of Stockholders, which was filed with the SEC on June 30, 2011. To the extent holdings of the Company’s securities have changed since the amounts disclosed in the proxy statement for the 2011 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership of Securities on Form 4 filed with the SEC. Additional information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement that the Company intends to file with the SEC in connection with its 2012 Annual Meeting of Stockholders. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC by the Company through the SEC’s website at www.sec.gov and through the Company’s website at www.prestigebrands.com, or by directing a request to Prestige Brands Holdings, Inc., 90 North Broadway, Irvington, New York 10533, Attn: Investor Relations. 4

Agenda 5 Prestige’s Business and Strategy: The Platform for Future Growth Prestige’s Business and Strategy: Platform for Value Creation Current Management’s Track Record: Delivering Value and Results Review of Genomma Lab’s Unsolicited Proposal 1 2 3 Overview 1 4

 Genomma Lab made an unsolicited proposal to acquire Prestige Brands (“Prestige”) for $16.60 per share, which was unanimously rejected by the Prestige Board of Directors  Genomma Lab’s inadequate proposal is not compelling, highly conditional, and opportunistic – Genomma Lab intercepted Prestige's rising stock price and expanding trading multiple – We believe Prestige would be trading at $14.00 – $15.00 per share absent an offer – 23% premium well below 39% average premium paid in precedent transactions – Implied transaction multiple of 9.3x LTM EBITDA is low even without accounting for our valuable tax asset potentially worth ~$4 per share (adjusted multiple of 8.3x) – Genomma Lab's proposal with publicized 20% accretion excluding synergies does not adequately compensate Prestige shareholders for the value of our high - quality, branded OTC portfolio  Prestige’s Board of Directors is open to considering compelling, fully financed proposals that provide certainty of closing and would maximize value for stockholders  Should Genomma Lab make a compelling proposal there would be a basis for engagement Prestige Rejects Genomma Lab's Unsolicited Proposal 6

 Management has transformed the Company through a strategy focused on: – Driving sustainable core OTC organic growth – Pursuing accretive OTC acquisitions – Transforming Prestige into an OTC focused company  This has resulted in increased shareholder value with the stock price up 83% since current Management joined in September 2009, far surpassing the S&P 500 (36%) and its peer group (63%) (1)  Prestige’s platform has scarcity value and is well positioned to deliver shareholder value and benefit from continued consolidation in the consumer health industry Prestige’s Management Has a Proven Track Record of Delivering Shareholder Value 7 (1) Peer index includes CHD, ENR, HELE, JAH, NWL, TUP, PRGO, PG, RB, CL, CLX, WNI, WDFC

Agenda 8 Overview Current Management’s Track Record of Delivering Value and Results Current Management’s Track Record: Delivering Value and Results Review of Genomma Lab’s Unsolicited Proposal 1 2 3 Prestige’s Business and Strategy: Platform for Value Creation 2 4

Overview of Prestige’s Business and Strategy 1. #1 and #2 brands deliver nearly two - thirds of OTC revenue 2. Core OTC brands generating superior growth and market share gains 3. Scale platforms in highly relevant OTC categories 4. Management’s strategy has transformed Prestige to predominantly an OTC company 5. Proven ability to source, execute, and integrate acquisitions 6. Valuable tax attributes 7. Leading margins and strong cash flow generation Delivering Value Now and Into the Future 9 1 2 3 4 5 6 7

Source: IRI FDMx + POS (As of 2/9/12) (1) Market share based on IRI FDMx retail dollar sales 10 Core Brand Retail Sales (in millions) Category Market Position Market Share (1) $52 Powder Analgesics #1 98% $55 Eye Allergy/ Redness Relief #2 19% $41 Denture Cleanser Tablets #2 30% $39 Wart Removal #2 38% $39 Sore Throat Liquids/Lozenges #1 43% $46 Pediatric Healthcare #3 6% $30 Gas Prevention #1 77% $46 Pediatric Healthcare #4 6% $29 Cough Drops/Lozenges #3 6% $24 Motion Sickness #1 39% n/a Antacids #2 14% $20 Ear Drops/Treatments #1 33% $18 Bruxism (Teeth Grinding) #2 30% #1 #2 #2 #2 #1 #3 #1 #4 #3 #1 #2 #1 #2 #1 and #2 Brands Deliver Nearly Two - Thirds of OTC Revenue 1

Increased Investment Behind a Proven Brand - Building Strategy  A proven brand - building strategy  An innovator dedicated to extending its brands with meaningful new product introductions  A dedicated sales force focused on the food, drug, and mass channels 11 Core OTC A&P Spending (% of Revenue) 11.4% 17.3% 16.1% FY 2010 FY 2011 Q3 YTD FY2012 A&P and New Product Strategy Current New 2

12.2% 9.7% 5.0% 0.8% 0.3% (0.7%) Core OTC Total OTC Total Company Prestige Category Note: Excludes acquired GSK brands Source: IRI + POS retail dollar sales for the 52 - Week period ending 2/9/12; Category reflects IRI only Consumption Growth 12 …Resulting in Core OTC Brands Generating Superior Growth and Market Share Gains 2

# Current Portfolio is Comprised of Highly Relevant, Scale OTC Category Platforms

3

- Three power platforms with ~$100 million in revenue and a total of six power platforms in excess of ~$50 million in revenue



~$100
~$100
~$90
~$60
~$55
~$45
Other
Percogesic
Ecotrin
BC
Goody's
Other
Luden's
Pedia Care
Little Remedies
Chloraseptic
Tagamet
Gaviscon
Dramamine
Fiber Choice
beano
Murine
Clear eyes
Other
Dermoplast
new skin
Compound W
Other
The Doctor's
Efferdent
Adult Aspirin-Based Analgesics
Cough/ Cold
GI
Eye Care
Dermatologicals
Oral Care

Dollar values in millions



13

# Management's Strategy has Transformed Prestige

4

| | Pre-Current Mgmt.(1) | | Current Profile(2)(3) | Change |
|---|---|---|---|---|
| Core OTC Brands | 5 | → | **13** | **+8** |
| OTC as % of Sales | 61% | → | **85%** | **+24%** |
| Top 10 OTC Brands Average Scale | ~$20 | → | **~$35** | **+75%** |
| Key OTC Category Platforms | 4 | → | **6** | **+2** |
| OTC Addressable Market Size | ~$10 BN | → | **~$17 BN** | **+70%** |
| Net Revenue | $296 | → | **~$615** | **+2.1x** |
| A&P Spending | ~12% | → | **~15%** | **+300 bps** |
| Gross Margin | ~52% | → | **~57%** | **+500 bps** |
| EBITDA | ~$89 | → | **~$215** | **+2.4x** |
| EBITDA Margins | ~30% | → | **~34%** | **+400 bps** |
| Free Cash Flow | ~$69 | → | **~$110** | **+1.6x** |

Dollar values in millions; unless otherwise specified
(1) Based on LTM ending September 2009 (Capital IQ)
(2) Reflects internal estimates for pro forma Prestige including GSK brands (As of 3/31/12E)
(3) Excludes TSA, integration, acquisition related and other legal and professional costs


BC
Goody's
Ecotrin
Dramamine
Tagamet
Sominex

14

15  Strategic characteristics: – OTC brands with scale – Recognized by both consumers and retailers – Complementary to our existing core categories – Provide entry into new platforms  Financial characteristics: – High gross margins – Accretive to revenues, earnings and cash flow  Prestige leverages: – Management experience – Advertising and promotional expertise – Distribution channels – New product development skills Proven Ability to Source, Execute, and Integrate Acquisitions  Investing in brands  Seamless transition with customers  Consistent with outsourced model  Timeline integration  Achieving transaction objectives/ synergies Acquisition Criteria Executional Excellence Ongoing Ongoing Ongoing Ongoing Ongoing 5 November 2010 January 2011 January 2012

Strong Market Reaction to Management’s Strategy 16 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 Sep Nov Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov Jan Mar 12/16/2010 - Announced acquisition for $76MM 12/20/2011 - Announced acquisition for $660MM Source: Capital IQ Note: As of February 17, 2012; 1 - Day prior to the proposal submitted by Genomma Lab (1) From 9/3/2009 to 2/17/2012 + 13% + 2% + 20% 9/20/2010 - Announced acquisition for $190MM Prestige Stock Price 2010 +83% Since Current Management and prior to Proposal (1) Proposal 2/21/2012 2011 2012 European Debt Crisis 5 2009

# Valuable Tax Attributes

6

**Potentially represents ~$4 per share or ~1.0x EBITDA multiple equivalent**

| | Amortization Period Remaining | Average Annual Tax Amortization | Annual Cash Savings(1) | Present Value of Cash Tax Savings(2) |
|---|---|---|---|---|
| Existing Brands | 6 – 14 Years | ~$45 | ~$15 | ~$75 |
| GSK Brands | 15 Years | ~$40 | ~$15 | ~$135 |
| **Total** | | **~$85** | **~$30** | **~$210** |

Dollar values in millions
(1) Assumes 39% tax rate
(2) 8.0% discount rate


BC
Goody's
Ecotrin
Dramamine
Tagamet
Freeze Off
Sominex
Comet

17

Leading Margins and Cash Flow Generation 18 Source: Capital IQ Note: Trademarks belong to respective owners (1) Represents LTM period for peers (2) Free Cash Flow defined as Operating Cash Flow – Capital Expenditures EBITDA Margin (1) Free Cash Flow (% Sales) (1)(2) Median: 18.9% Median: 10.5% ~18% 16.6% 14.1% 13.1% 12.4% 11.5% 11.2% 10.5% 8.6% 7.9% 7.8% 7.4% 5.8% 4.5% ~34% 26.9% 25.6% 22.2% 21.8% 20.8% 20.4% 18.9% 16.7% 16.4% 15.3% 14.3% 12.2% 11.7% 7

6.1x 4.6x 4.7x 4.3x 4.1x 3.9x 3.2x 3.5x ~5.25x < 5.0x ~4.0x ~3.5x ~2.5x ~2.0x Pre-IPO 2005 2006 2007 2008 2009 2010 LTM 12/31 Pro Forma 2012E 2013E 2014E 2015E 2016E 2017E High Cash Flow Conversion Drives Deleveraging… Fiscal year ending March 31 Leverage ratio reflects Net Debt / EBITDA multiple = Excluding Acquisitions 19 7

# ...Providing for Increased Acquisition Capacity While We Continue to Grow Core OTC Brands

7

## Prestige Leverage (Net Debt/EBITDA)


Post-GSK: 5.25x
< 5.0x
~4.0x
~3.5x
FY2013E
FY2014E
FY2015E

## Illustrative Financial Capacity


gsk
17 Brands
Dramamine
~$1.6 BN
gsk
17 Brands
~$900 MM
~$375 MM
FY2013E
FY2014E
FY2015E

- In the next 12-24 months, Prestige quickly regains financial flexibility to continue an acquisition strategy
- Prestige's rapid deleveraging will quickly free up financial capacity based on a comfortable leverage target of approximately 5.25x Debt/EBITDA achieved subsequent to the GSK transaction

- Within 2 years, Prestige will have cumulative capacity of approximately $900 MM, generally equivalent to the cumulative amount paid for Blacksmith, Dramamine, and the GSK brands

Fiscal year ending March 31



20

Agenda 21 Overview Prestige’s Business and Strategy: Platform for Value Creation Proven Management Team with Strong Track Record Review of Genomma Lab’s Unsolicited Proposal 1 2 3 Current Management’s Track Record: Delivering Value and Results 3 4

Ron Lombardi CFO Tim Connors EVP Sales & Marketing Paul Hennessey VP Operations Sam Cowley Secretary & General Counsel John Parkinson SVP International Jean Boyko SVP Science & Technology Matthew Mannelly President & CEO Proven Management Team Waterbury International Holdings Part of New Management Team 22 Note: Trademarks belong to respective owners The Shulton Company

Delivering Value Now and Into the Future Through a Tested Shareholder Value Creation Framework OTC M&A Focus Debt Reduction Portfolio Strategy to Drive Organic Growth  A&P Driven Growth for Core OTC Brands  Selective Investment in Non - Core/MFC Brands  Stabilization of Household Performance  Significant Tax Shield Incremental to Free Cash Flow Generation  Free Cash Flow Used for Rapid Debt Paydown  High Conversion of EBITDA to Free Cash Flow  Proven M&A Competency  Rapid Integration Expertise  Value Creation Formula 23

83.2% 35.7% 62.9% Prestige S&P 500 Peer Index Prestige has Delivered Superior Shareholder Value Source: Capital IQ Note: As of February 17, 2012; 1 - Day prior to the proposal submitted by Genomma Lab (1) Peer index includes CHD, ENR, HELE, JAH, NWL, TUP, PRGO, PG, RB, CL, CLX, WNI, WDFC (2) Since December 19, 2011 (3) Since December 20, 2011 (1) Current Management 1 - Day Post GSK (3) 1 - Day Prior to GSK (2) 44.7% 12.9% 9.9% Prestige S&P 500 Peer Index 20.5% 9.7% 7.3% Prestige S&P 500 Peer Index (1) (1) 24 +2.1x +2.8x +2.3x +1.3x +3.5x +4.5x

# Strong Financial Outlook with Upside

| | Q4 FY2012 | | | FY2013 | | |
|---|---|---|---|---|---|---|
| | Analyst Estimates | Consensus | Company Guidance | Analyst Estimates | Consensus | Company Guidance |
| EPS | $0.19–$0.24 | $0.22 | $0.23[1] | $1.10–$1.25 | $1.19 | $1.22–$1.32[1] |
| | | +$0.01 | | | +$0.03–$0.13 | |

- Estimated Q4 revenue growth of ~38%
  - Total legacy business, pre-GSK: Over 5% revenue growth
  - 9 Core OTC brands: Over 10% revenue growth
  - Household: 3% revenue decline
- EPS is expected to exceed consensus estimates[1]
- GSK brands expected to perform at least consistent with prior guidance; EPS neutral

- Expect to exceed analyst consensus estimates
  - Reflects integration and investment plans for GSK brands
  - Better than estimated financial performance
  - Lower assumed financing costs

Source: Wall Street research
Note: Consensus based on average of analyst estimates
(1) Excludes TSA, integration, acquisition related and other legal and professional costs


BC
Goody's
Ecotrin
Dramamine
Tagamet
Sominex
Comet

25

US OTC Retail Sales Largest Independent US OTC Platform #1 #2 #3 #4 #5 #6 #7 #8 #9 #10 #11 #12 #13 #14 #15 #16 #17 #18 #19 #20 #21 2.8 1.3 1.2 1.2 1.2 1.1 0.9 0.9 0.8 ~0.5 ~0.3 0.3 0.3 0.2 ~0.2 0.1 0.1 0.1 0.1 0.1 0.1 2011 Rank : + 2.5x in T wo Years + 5 Spots Legacy 26 Independent OTC Companies Dollar values in billions Source: Euromonitor (~$22 BN U.S. OTC Retail Sales; 2011) Note: Trademarks belong to respective owners

Agenda 27 Overview Prestige’s Business and Strategy: Platform for Value Creation Current Management’s Track Record: Delivering Value and Results Review of Genomma Lab’s Proposal 1 2 3 Review of Genomma Lab’s Unsolicited Proposal 4

Timeline of Genomma Lab’s Unsolicited Proposal  February 18 th (Saturday of Presidents’ Day Weekend ) – Genomma Lab requests meeting with Prestige and informs Prestige it intends to halt trading on Bolsa on February 20 th for deal announcement  February 20 th (Monday of Presidents’ Day Weekend) – Genomma Lab halts trading on Bolsa  February 21 st – Genomma Lab makes public bear hug  February 27 th – Prestige Board of Directors adopts short - term stockholder rights plan  March 5 th – Prestige Board schedules annual meeting for June 29, 2012 for prompt resolution  March 12 th – Prestige Board unanimously rejects Genomma Lab’s proposal  March 15 th – Genomma Lab nominates director slate to advance its inadequate proposal 28

Prestige’s Rationale for Rejection of Genomma Lab’s Unsolicited Proposal Genomma Lab’s Timing is Opportunistic Proposal Lacks Detail and is Highly Conditional 29 Proposal is Inadequate and Not Compelling  Genomma Lab intercepted Prestige's rising stock price and expanding trading multiple – After GSK announcement, Prestige’s stock price had risen 21% versus 10% for the S&P 500 – Since announcement of Genomma Lab’s proposal, the S&P 500 has risen an additional 3.6% – Two analysts published price targets of $17.00 and $20.00 following the Company’s earnings release on February 9 th and prior to the Genomma Lab proposal – Prestige shares did not yet reflect Q4 FY2012 and FY2013 guidance  Genomma Lab’s proposal does not adequately reflect the value of Prestige – Implied transaction multiple of 9.3x LTM EBITDA is low even without accounting for the potential value of our tax asset (adjusted multiple of 8.3x) – Premium of 23 % well below 39% premiums paid in precedent transactions – Proposal below the Company’s intrinsic value – Genomma Lab's proposal with publicized 20% accretion, excluding synergies, does not adequately compensate Prestige shareholders for the value of our high - quality, branded OTC scale portfolio  Lacks financing  Requires shareholder approvals  Requires due diligence  Unspecified closing conditions Should Genomma Lab Make a Compelling Proposal There Would be a Basis for Engagement

$8 $9 $10 $11 $12 $13 $14 $15 $16 $17 $18 12/12 12/26 1/9 1/23 2/6 2/20 Genomma Lab’s Timing is Opportunistic  Prestige closed acquisition of 17 GSK brands three weeks prior to Genomma Lab’s proposal  Prestige has outperformed the market since GSK announcement by a factor of 2x  Stock price at time of Genomma Lab proposal did not fully reflect integration benefits 30 Stock Price Performance Market Performance  Prior to the proposal, two leading analysts had price targets above $ 16.60, without a change of control premium  Bank of America Merrill Lynch (advising Genomma Lab) was the only analyst with price target below $16.60 Proposal: $16.60 Analyst Targets  S&P 500 continued its rise, up 3.6% since the Genomma Lab proposal  Had Prestige’s stock price simply tracked the market, it would have traded between $14.00 and $14.50 (rounded) Source: Wall Street research; Capital IQ (1) Reflects period from February 17, 2012 through March 19, 2012 +3.6% $14.00 $ 14.50 S&P 500 $20.00 $17.00 Prestige S&P 500 $11.20 $9.33 $13.50 +9.7% +20.5% GSK Announcement (12/20/11) Proposal (2/21/12) PBH Q3 Earnings (2/9/12) (1) Implied PBH at Mkt. Growth Implied PBH at 2x Mkt. Growth

# Genomma Lab's Timing is Opportunistic

## Trading Multiples[1]


Forward P/E Multiple
+3.8x
+1.8x
15.1x
11.3x
9.5x
PrestigeBrands
Arrival of New Management (9/3/09)
PrestigeBrands
1-Day Prior to Genomma Lab Proposal (2/17/12)
Peer Index[2] (3/16/12)

- Prestige's P/E trading multiples have expanded since current management assumed its role, reflecting the market's appreciation of the Company's strategy
- Compared to investment opportunities offered by alternatives, Prestige has further potential P/E multiple expansion opportunities

## FY2013 EPS Guidance


$1.32[3]
+$0.03 – $0.13
$1.19
$1.22
Consensus
Management Guidance

- Consensus EPS estimates did not adequately capture the benefits of the GSK transaction
- Management planned to provide guidance in May
- Management expects EPS for FY2013 between $1.22 to $1.32, exceeding current consensus estimates of $1.19 by $0.03 to $0.13

Source: Capital IQ
(1) Forward estimates based on average of consensus estimates
(2) Peer index includes CHD, ENR, HELE, JAH, NWL, TUP, PRGO, PG, RB, CL, CLX, WNI, WDFC
(3) Excludes TSA, integration, acquisition related and other legal and professional costs



31

# Genomma Lab's Proposal is Inadequate and Not Compelling

## Premiums Paid



23%
$16.60
39%
Genomma Proposal
Average Premium Last 20 Years (1)

- 23% premium well below 39% average premium paid for U.S. targets over the last 20 years
- Premium would have been even lower had Prestige's stock price momentum continued unaffected

## Precedent Transactions



9.3x
8.3x
13.6x
PrestigeBrands
Genomma Lab's Proposal
PrestigeBrands
Genomma Lab's Proposal Adjusted for Tax Attributes(2)
CHATTEM
sanofi aventis

- Multiple does not reflect:
  - Prestige's attractive portfolio of leading OTC brands
  - Prestige's emergence as the leading consolidator of leading brands in the U.S. OTC industry
  - Prestige's scarcity value in the North American OTC industry

## Genomma Lab Accretion



20%
$0.50/ Prestige Share
Genomma Announced Accretion (Excluding Synergies)
1% pt. Accretion

- Genomma Lab announced EPS accretion of over 20% excluding synergies
- For every $0.50 per Prestige share increase in its proposal, Genomma Lab reduces its accretion by only 1% pt.
- Genomma Lab is able to considerably increase its proposal with the transaction still being meaningfully accretive

(1) Based on average premium for all-cash U.S. transactions >$100 MM over the last 20 years (Since 1/1/1992)
(2) Tax effected multiples assume present value of tax attributes of ~$210 million (8.0% discount rate)



BC
Goody's
Ecotrin
Dramamine
Tagamet
Clear Eyes
Freeze Off
Effergrip
Sominex
Comet

32

# Genomma Lab's Proposal is Both Opportunistic and Inadequate

## Genomma Lab's Proposal is Opportunistic…



Potential Normalized Trading Range
$14.00 – $15.00
Potential for Multiple Expansion
Prestige "Intercepted" Price: $13.50
$18.00
$15.25
$14.50
$14.00
$15.00
$14.00
Analyst Targets (Discounted)(1)
Market Indexed Adjusted Stock Price(2)
Adjusted EPS Guidance at "Intercepted" P/E Multiple(3)

## …And Inadequate



39%
Average Premium Last 20 Years
PrestigeBrands
$20+
10.0x+
13.6x
PrestigeBrands @ $20+
CHATTEM

- Analyst discounted price targets of $15.25 – $18.00 (rounded)
- Prestige market "indexed" adjusted price of $14.00 – $14.50 (rounded)
- Implied price of $14.00 – $15.00 (rounded) based on revised FY2013 EPS guidance
- Potential for further price increase as a result of P/E multiple expansion
  - We believe Prestige's potential stock price would have been in a $14.00 – $15.00 normalized range had Genomma Lab not "intercepted" its upward trajectory

- Prestige's potential stock price including a change of control premium implies ~$20+
- Implies EBITDA multiple of ~10.0x+
- Multiple remains below Chattem multiple

Note: Trademarks belong to respective owners
(1) Discounted at a cost of equity of 12.0%
(2) Adjusted for increase in S&P 500 between February 17, 2012 and March 19, 2012 of +3.6% and +7.2% based on Prestige's 2x momentum
(3) Management guidance EPS at an assumed 11.3x fwd. P/E multiple (stock price of $13.50 and avg. consensus of $1.19)



33

Independent Board Open to Compelling Proposals that Provide Certainty  Highly qualified, independent Board  Industry experience ideally positions current Board to drive company strategy  Committed to acting in best interests of all stockholders  Taken steps to quickly resolve uncertainty created by unsolicited proposal  Open to considering compelling, fully financed proposals that provide certainty of closing and would maximize value for stockholders 34

35 Appendix

Board of Directors Gary E. Costley, Ph.D. (Lead Director) Chairman & CEO, International Multifoods (Retired) Gary E. Costley, Ph.D., Lead Director, has served as a director since November 2004 and lead director since September 2009. Most recently, Dr. Costley served as managing partner at C&G Capital and Management, a private investment company, which he joined in July 2004. He previously served from 2001 to June 2004 as Chairman and Chief Executive Officer of International Multifoods Corporation and from 1997 to 2001 as its Chairman, President and Chief Executive Officer. From 1995 to 1996, Dr. Costley served as Dean of the Graduate School of Marketing at Wake Forest University. Prior to that time, Dr. Costley spent 24 years with the Kellogg Company where he held various positions of increasing responsibility, including his most recent role as President of Kellogg North America. Dr. Costley earned a B.S. in Animal Science and both an M.S. and Ph.D. in Nutrition from Oregon State University. Dr. Costley is currently a director of Principal Financial Group Inc., Tiffany & Co. and Covance Inc. Dr. Costley has served on the boards of Pharmacopeia Inc. and Accelyrs, Inc. John E. Byom CEO, Classic Provisions John E. Byom, Director, was appointed as director in January 2006. Mr. Byom is currently Chief Executive Officer of Classic Provisions Inc. which he joined in October 2007. Mr. Byom was previously the Chief Financial Officer of International Multifoods Corporation. He left International Multifoods Corporation in March 2005 after 26 years, including four years as Vice President Finance and Chief Financial Officer, from March 2000 to June 2004. Subsequent to the sale of International Multifoods Corporation to The J.M. Smucker Company in June 2004, Mr. Byom was President of Multifoods Foodservice and Bakery Products. Prior to his time as Chief Financial Officer, Mr. Byom was President of U.S. Manufacturing from July 1999 to March 2000, and Vice President Finance of IT for the North American Foods Division from 1993 to 1999. Prior to 1993 he held various positions in finance and was an internal auditor for International Multifoods Corporation from 1979 to 1981. Mr. Byom earned his B.A. in Accounting from Luther College. Mr. Byom is currently a director of MGP Ingredients Inc. 36

Board of Directors Charles J. Hinkaty Former President and Chief Executive Officer of Del Laboratories, Inc . Charles J. Hinkaty, Director, was appointed as a director in May 2010. Mr. Hinkaty was the President and Chief Executive Officer of Del Laboratories, Inc. from August 2005 through his retirement in January 2008. Prior to that, Mr. Hinkaty was the Chief Operating Officer of Del Laboratories, Inc. from January 2005 to August 2005, and Vice President of Del Laboratories, Inc. and President of its subsidiary, Del Pharmaceuticals, Inc., from 1985 to January 2005. Mr. Hinkaty earned a B.S. and M.S. in Mathematics from Polytechnic Institute of New York University, and presently serves as Trustee of New York University. Mr. Hinkaty is currently a director of Lornamead Ltd., Physicians Formula Holdings, Inc., Renfro, Inc. and W.F. Young, Inc. Mr. Hinkaty served as a director of Del Laboratories, Inc. from 1986 to 2008, FGX International, Inc. and Sterling Infosystems, Inc. He also led the Consumer Healthcare Products Association as its Chairman from 1999 to 2001 . Patrick Lonergan Former Vice President and General Manager, Johnson & Johnson Patrick M. Lonergan, Director, was appointed as a director in May 2005. Mr. Lonergan is the co - founder, Chief Executive Officer and President of Numark Laboratories, Inc. since January 1989. Prior to founding Numark Laboratories, Inc., Mr. Lonergan was employed from 1959 to 1989 in various senior capacities by Johnson & Johnson, including Vice President & General Manager. Mr. Lonergan earned a B.S. in Business from Northern Illinois University. Mr. Lonergan served on the Board of Directors of Johnson & Johnson Products Inc., where he was the Chairman of the Health Care Division Management Committee. Mr. Lonergan also served as a director of Ventus Medical, Inc. and Zila Pharmaceuticals, Inc. Mr. Lonergan is currently Vice Chairman of the Board of Directors of the Consumer Healthcare Products Association, a director of AccuDial Pharmaceutical, Inc. and a trustee for St. Hubert's Animal Welfare. 37

Matthew M. Mannelly President and CEO Matthew M. Mannelly, Director, President and Chief Executive Officer, has served as President and Chief Executive Officer of the Company since September 2009. Prior to joining the Company, he served as the President and Chief Executive Officer of Cannondale Bicycle Corporation from 2005 to 2008 and President from 2003 to 2004. From 2002 to 2003, Mr. Mannelly served as President of the Americas for Paxar Corporation. From 2000 to 2002, he served as Chief Marketing Officer for the United States Olympic Committee. From 1993 to 2000, Mr. Mannelly held positions with increasing responsibility at Nike, Inc. where he was Global Director of Retail Development from 1996 to 2000, Category Business Director for the Tennis Division from 1994 to 1996, and General Manager of Sport Specialties from 1993 to 1994. Mr. Mannelly received a B.S. in Economics from Boston College and an M.B.A. in Marketing from the University of North Carolina at Chapel Hill. Board of Directors 38